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SEC FILE NUMBER
1-11376

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
The Allied Defense Group, Inc.

Full Name of Registrant

Former Name if Applicable
8000 Towers Crescent Drive, Suite 260

Address of Principal Executive Office (Street and Number)
Vienna, VA 22812

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)
     The Allied Defense Group, Inc. (the “Company”) must extend the filing of its Form 10Q for the period ending June 30, 2007 due to a delay in receiving the valuation calculating the fair value of its newly issued senior secured convertible notes. This delay could not have been eliminated without unreasonable effort or expense.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Deborah F. Ricci	(703)	847-5268
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended June 30, 2007, Allied had a total net loss of $24.2 million, or $(3.68) per fully diluted share, including a $1.1 million loss from discontinued operations, or $(0.16) per fully diluted share, on revenues of $14.9 million. Net loss from continuing operations was $23.1 million, or $(3.52) per fully diluted share as compared to a loss from continuing operations of $4.8 million, or $(0.80) per fully diluted share, from the same period in 2006. Revenues for the three months ended June 30, 2007 were $14.9 million as compared to $30.0 million in the three months ended June 30, 2006. The substantial decrease in revenue is attributed to delayed receipt of an order from the Company’s largest customer. This order was received in July 2007. Loss for the quarter ended June 30, 2007 included a non-operating loss on the fair value of the senior secured convertible notes of $4.4 million and an additional write-off of $3.3 million of debt issue costs. For the six months ended June 30, 2007, Allied had a total net loss of $42.0 million, or $(6.46) per fully diluted share, including a net loss from discontinued operations of $4.7 million, or $(0.72) per fully diluted share, on revenues of $34.5 million. This compares to a net loss of $8.7 million, or $(1.45) per fully diluted share, for the six months ended June 30, 2006. Net loss from continuing operations was $37.3 million, or $(5.74) per fully diluted share as compared to a loss from continuing operations of $7.9 million, or $(1.32) per fully diluted share, from the same period in 2006. Loss for the six months ended June 30, 2007 included a non-operating loss on the fair value of the senior secured convertible notes of $7.8 million and an additional write-off of $3.3 million of debt issue costs.

There were no material changes in the Company’s internal controls.

The Allied Defense Group, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 10, 2007	By	/s/ Deborah F. Ricci

Deborah F. Ricci, Chief Financial Officer
     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.